KBR

November 10, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

KBR, Inc.

Registration Statement on Form S-1

(File No. 333-133302)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, KBR, Inc. hereby requests acceleration of the effectiveness of its registration statement on Form S-1 (Registration No. 333-133302) to 3:00 p.m., Washington, D.C. time, on November 14, 2006, or as soon thereafter as is practicable.

Very truly yours,

KBR, INC.

By:	/s/ Michael A. Weberpal
Name:	Michael A. Weberpal
Title:	Vice President and Assistant Secretary